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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Covista Communications, Inc.
                   (f/k/a Total Tel USA Communications, Inc.)
                                (Name of Issuer)

                          Common Stock ($.05 par value)
                         (Title of Class of Securities)

                                   89151T 10-6
                                 (CUSIP Number)

                            Robert F. Quaintance, Jr.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
                                 (212) 909-6000


 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 5, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald A. Burns


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [ ]
                                                                     (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS
         OO


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)       [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

                  7        SOLE VOTING POWER                        0
 NUMBER OF
   SHARES

BENEFICIALLY      8        SHARED VOTING POWER              1,883,261
  OWNED BY
    EACH
  REPORTING       9        SOLE DISPOSITIVE POWER                   0
   PERSON
    WITH
                 10        SHARED DISPOSITIVE POWER         1,883,261

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,883,261


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         23.66%


14       TYPE OF REPORTING PERSON
         IN


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                            Statement on Schedule 13D


         This Amendment No. 1 to Schedule 13D filed by Donald A. Burns, a natural person and U.S. citizen ("Mr. Burns"), with respect to the common stock, par value $.05 per share (the "Common Stock"), of Covista Communications, Inc. (f/k/a Total Tel USA Communications, Inc.), a corporation organized under the laws of the State of New Jersey (the "Issuer"), supplements and amends the
Schedule 13D previously filed with the Securities and Exchange Commission by Donald A. Burns on February 15, 2001 (the "Schedule 13D"). All capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended by adding the following paragraph at the end of such Item:



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         As of March 1, 2001, Mr. Burns and Mr. Anderson, Gold & Appel and
Revision entered into a letter agreement (the "Letter Agreement") pursuant to which they agreed to amend and restate the Note and the Amended Stock Pledge Agreement. In accordance therewith, as of March 1, 2001, Mr. Anderson, Gold & Appel and Revision delivered to Mr. Burns an Amended and Restated Promissory Note evidencing borrowings (including accrued interest through such date) in the aggregate amount of $14,310,400 and amending the terms of payment under the Note (the "Amended Note"). In addition, as of March 1, 2001, the Amended Stock Pledge Agreement was further amended pursuant to an Amended and Restated Pledge Agreement by and among Gold & Appel, Revision, FINDS, Entree International Limited ("Entree"), Mr. Anderson and Mr. Burns (the "New Pledge Agreement"). Pursuant to the New Pledge Agreement, certain terms of the Amended Stock Pledge Agreement were amended and additional collateral was pledged to Mr. Burns. Each of the Letter Agreement, the Amended Note and the New Pledge Agreement was entered into on March 5, 2001 but was effective as of March 1, 2001. As a result of the transactions entered into as of March 1, 2001, the Event of Default referenced in the preceding paragraph has been deemed cured.

Item 4.  Purpose of Transaction.

Item 4 is amended in its entirety as follows:

         The Pledged Covista Shares were pledged to Mr. Burns as security for the loan described in Item 3.

         Mr. Burns has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5, paragraphs (a), (b) and (c), are amended in their entirety as follows:

         (a) Upon the occurrence and continuation of an Event of Default under the New Pledge Agreement, Mr. Burns may be deemed the indirect beneficial owner of 1,883,261 shares of Common Stock, constituting 23.66% of the outstanding shares of Issuer's Common Stock (computed on the basis of 7,960,571 shares of Common Stock currently outstanding as reported in the Issuer's Form 10Q, filed with the Securities and Exchange Commission on December 15, 2000).

         (b) Upon an Event of Default and an exercise of remedies under the New Pledge Agreement, Mr. Burns may be deemed to have sole voting and dispositive power with respect to the 1,883,261 shares of Issuer's Common Stock. Upon an Event of Default but prior to such an exercise of remedies, Mr. Burns may be deemed to


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         share voting and dispositive power with respect to such shares with
         Revision (as to 1,179,732 of such shares) and with FINDS (as to 703,529 of such shares). See Item 3 above and Item 6 below. Mr. Burns has no basis for providing the information required by Item 2 with respect to Revision and FINDS, beyond that information which is available in
         Schedule 13D filings by Revision and FINDS made with respect to the Issuer or Capsule.

         (c) On March 1, 2001, as a result of the transactions described in the last paragraph of Item 3 above, the existing Event of Default described in Item 3 above was deemed cured.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the
         Issuer.

Item 6 is amended in its entirety as follows:

         Pursuant to the New Pledge Agreement, the Pledgors granted Mr. Burns a lien upon and security interest in, among other things, the Pledged Shares. According to the terms of the New Pledge Agreement, in the event of an Event of Default, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in the New Pledge Agreement. See
Item 3 above.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 4. Amended and Restated Promissory Note, dated as of March 1, 2001, in the principal amount of $14,310,400 made by Gold & Appel Transfer, S.A., Revision LLC and Walter C. Anderson in favor of Donald A. Burns.

         Exhibit 5. Amended and Restated Pledge Agreement, dated as of March 1, 2001, by and among Gold & Appel Transfer, S.A., Revision LLC, Foundation for the International Non-Governmental Development of Space, Entree International Limited and Walter C. Anderson, as Pledgors, in favor of Donald A. Burns, as Pledgee.

         Exhibit 6. Letter agreement, dated as of March 1, 2001, by and among Donald A. Burns, Walter C. Anderson, Gold & Appel Transfer, S.A. and Revision LLC.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
         Schedule 13D with respect to the undersigned is true, complete and correct.

Date:    March 13, 2001



                                       By:  /s/ Donald A. Burns
                                            ----------------------------
                                            Name:  Donald A. Burns


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